KPMG LLP

4200 Wells Fargo Center

90 South Seventh Street

Minneapolis, MN 55402

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated October 6, 2023, with respect to the financial statements of AB CarVal Opportunistic Credit Fund, and to the use of our report dated October 27, 2023, with respect to the combined schedule of investments of CarVal GCF Master Fund I LP, CarVal GCF Master Fund II LP, and CarVal GCF Master Fund III, LLC (the Master Portfolio), included herein and to the references to our Firm under the headings “Summary of Terms” and “Independent Registered Public Accounting Firm” in the Prospectus.

/s/ KPMG LLP

Minneapolis, Minnesota

October 27, 2023

KPMG LLP, a Delaware limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with

KPMG International Limited, a private English company limited by guarantee.